Filed Pursuant to Rule 425

Filing Person: CommScope, Inc.

Subject Company: Andrew Corporation

Commission File Number: 1-14617

FINAL TRANSCRIPT

Thomson StreetEventsSM

CTV - CommScope to Acquire Andrew for $2.6 Billion

Event Date/Time: Jun. 27. 2007 / 10:00AM ET

www.streetevents.com	Contact Us

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Phil Armstrong

CommScope - IR

Frank Drendel

CommScope - Chairman, CEO

Ralph Faison

Andrew Corp. - President, CEO

Brian Garrett

CommScope - President, COO

Jearld Leonhardt

CommScope - EVP, CFO

Marty Kittrell

Andrew Corp. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Marcus Kupferschmidt

Lehman Brothers - Analyst

Alan Bezoza

Oppenheimer - Analyst

Celeste Santangelo

Merrill Lynch - Analyst

Mike Ounjian

Credit Suisse - Analyst

Glen Anderson

CIBC World Markets - Analyst

George Notter

efferies & Co. - Analyst

Bill Chen

Barrington Partners - Analyst

Eric Buck

Brean, Murray - Analyst

Simon Leopold

Morgan Keegan - Analyst

Larry Harris

Oppenheimer - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the CommScope conference call. During the presentation, all participants will be on listen-only mode. Afterwards we will conduct a question-and-answer session. As a reminder, this conference call is being recorded Wednesday, June 27, 2007.

I would now like to turn the conference over to Mr. Phil Armstrong, Vice President of Investor Relations and Corporate Communications, CommScope. Please go ahead, sir.

Phil Armstrong - CommScope - IR

— operator and good morning to all of you who are listing to today’s call and webcast. I am Phil Armstrong, Vice President, Investor Relations and Corporate Communications at CommScope. Please note that the slide presentation that’s going to be discussed on this morning’s call is available both on our website at www.CommScope.com, and Andrew’s website at www.Andrew.com.

Before we begin, I need to read through the Safe Harbor language. Please note that during today’s conference call, we may make forward-looking statements regarding our financial position, plans and outlook that are based on information currently available to management, management’s beliefs and a number of functions concerning future events. Forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause the actual results to differ materially from those currently expected.

For a more detailed description of factors that could cause such a difference, please see the press release we issued today and Company’s filings with the SEC. In providing forward-looking statements, the Company does not intend and does not undertake any duty or obligation to update these statements as a result of new information, future events or otherwise. Also, please note that CommScope intends to file a registration statement with the SEC containing a proxy statement and prospectus which will provide additional information.

Now let me introduce who else is here today. Frank Drendel, Chairman and Chief Executive Officer of CommScope; Brian Garrett, CommScope’s President and Chief Operating Officer and Jearld Leonhardt, Executive Vice President and Chief Financial Officer. Also here is Ralph Faison, President and Chief Executive Officer of Andrew; Marty Kittrell, Andrew’s Executive Vice President and Chief Financial Officer of Andrew and Lisa Fortuna, Andrew’s Director of Investor Relations.

With that, let me now turn the call over to Frank Drendel.

Frank Drendel - CommScope - Chairman, CEO

Thank you, Phil. And before we start on the agenda, I would like to thank Ralph and Marty and the entire Andrew team for the integrity, workman-like-ship effort that we all put in in doing the due diligence on this exciting deal. At with that, I will begin.

Today we’re going to talk about CommScope and Andrew’s global opportunities, transition highlights, an overview of CommScope and Andrew, the expected synergies, a financial overview and why we think we can make this a successful transaction.

We’ll turn to slide five. If you look at the expanding global leadership in the last miles that this combination offers, there are all kinds of strategic rationales for doing this. It builds on a complementary set of products, global offerings, worldwide distribution in the video, voice and data mobility. It expands on our global distribution manufacturing capabilities. Many of you have followed CommScope and many of you have followed Andrew. You know that the products we make are not simple. They involve a great deal of technology and a great deal of [patent] performance and protection.

Andrew is a 70-year old company with a great marquee and a great leadership and CommScope is a 40-year old company with great leadership and a great marquee. Combining these companies gives us an opportunity to increase the R&D and increase the service capability and offers us a top-tier customer base. It provides great potential and opportunities for our employees, our shareholders, and especially our customers.

Turning to page 6, I will talk about the components of this transaction. The transaction is very compelling for all of our shareholders. We offered Andrew $15.00 per share, it is comprised of $13.50 in cash and at CommScope’s election, either in cash, CommScope common stock or a combination thereof an additional $1.50.

As Ralph and I worked on this transaction along with Marty and the Andrew team, they clearly wanted certainty, we clearly wanted certainty in this transaction and we wanted to make sure that we had a fair and compelling offer for all of our parties so we could move on with the great opportunities in strategic merger. It represents a 16% premium over Andrew’s closing price on Tuesday, 13% on the closing price in the last 30 days, and 21% over the last 60 trading days.

The transaction value is approximately $2.6 million based on 176 million shares fully diluted of Andrew. This also includes the 17.5 million shares associated with Andrew’s existing convertible debt. The conversion should result in a net $1 million to the team.

Next page, page 7 — why we feel this is such a compelling transaction. As I have worked with Ralph over the due diligence period in this and Marty and the entire Andrew team, it became clearer and clearer that both of us had excellent technologies backed by some 2000 patents, many of them Bell Labs. We had manufacturing disciplines, we had great manufacturing capability. But we both lacked each other’s major channel to the end markets. By [combining] these companies we were able to come up with a creation of what this opportunity could be.

Having done that, we were able also to fund this through a combination of new credit and new available cash on hand. CommScope has obtained complete financing from Bank of America and Wachovia and their affiliates. We expect close this before the end of 2007, it’s just customary conditions — registration, S-4, approval of Andrew’s shareholders, and Hart-Scott. There are no financial conditions.

If we turn now to page 8. If you look at CommScope, which is a company that Brian, Jearld and I have built over the last 30 years, from the beginning we always believed that the missing element in telecommunications was in fact bandwidth for the last mile. Clearly, I have always had great admiration for Andrew. We tried back in ‘97-’98 to do a combination with Andrew and CommScope. Clearly when you look at what is missing in all telecommunications, it’s basically connectivity and bandwidth for the last mile. So if you look at what CommScope brings to the party, we are the world global leader in enterprise structured cabling and connectivity solutions for the business environment, business market. Where we started our careers was supplying coax cable for the broadband cable television market. We expended into fiber optics and now we are the global leader in [hardware] fiber connectivity for the cable television industry.

If you look at the sales segments by CommScope, Carrier represents 17% of our business, Enterprise represents 49% of our business, and Broadband, 34%.

We are also involved in the Carrier and Carrier Wireline businesses which is the strong strength and great market share and leadership that Andrew has. Carrier in our business is basically not in the [50 Ohm] business, but it’s in the cabinets and the connectivity for fiber to the home and DSL. If you look at the geographic sales, we have North American, predominantly 70% of our sales and the rest of the world represents the remainder.

Now I will turn it over to Ralph who will discuss how these structures and workmanship comes together with Andrew.

Ralph Faison - Andrew Corp. - President, CEO

Thank you, Frank, and let me add as well, we are very excited to be here today with your team, Frank. We are also very excited about the strategic combination and the value that this brings to our customers, our employees and the full and fair value this brings to our investors. Bringing these two companies together certainly brings about a much more efficient channel of distribution, a much more diverse channel of distribution, and a much stronger enterprise for our employees to flourish within.

If I give just a quick overview of Andrew — Andrew is the leader in wireless sub systems globally. We are broken into five segments — our Antenna and Cable products, Cable Products Base Station and Microwave Antennas, our Base Station Sub Systems Group primarily represented with power amplifiers, filters and combiners to OEMs and operators; our Network Solutions Group that delivers geolocation systems, network optimization software; our Wireless Innovations Group, broadly in in-building and dense urban coverage systems with repeaters, boosters, combiners, duplexers, and indoor antennas; and our Satellite Communications Group with some direct-to-home, very small aperture VSAT antennas and earth station antennas.

I might add to remind those that know us and those that do not, on our last earnings call we announced our intention to sell the Satellite Communications division of Andrew and that process is continuing as we speak and we expect that to continue throughout this transaction.

If you look at our distribution by those product groups, you can see the Antenna and Cable Products at 58% of our sales; Base Station Sub Systems at 24%; Network Solutions at 4%, Wireless Innovations at 8%, and Satellite Communications at 6%, all based on our 2006 fiscal year result. Sales by geography with North America at 46%, Europe, Middle East and Africa at 32%, our Asia-Pacific region at 15%, and Latin America at 7%.

If you think about the industry in general and the wireless growth drivers, the future does look very bright. Anywhere from global CapEx expenditures, wireless equipment sales — global CapEx being in the $120 billion per year estimate with the equipment portion of that around $70 billion and continuing to grow. We have seen a continued growth of handsets and global subscribers.

If I think about that in a regional perspective, maturing markets moving to higher bandwidth applications, such as North America with video bandwidth, some of our recent operator prime-time adds with mobile TV, we like very much. Anything that improves bandwidth, calls for a larger pipe, a larger pipe drives the value that we provide to our operator and OEM customers. So we are quite pleased to see that continued emergence of consumer demand, almost insatiable for the total bandwidth that will help drive us.

Also in emerging areas like India and China, we are very well positioned, still the largest and for our particular product group, only indigenous manufacturer within India, well set to address that unprecedented growth that we are seeing there.

So that gives you just a quick overview of Andrew and the strong industry combination. And again, I will mention that with the full combination of Andrew and CommScope, both channel, products and full last mile solutions, we are quite excited about the strategic implications of this.

I will turn back over to Frank.

Frank Drendel - CommScope - Chairman, CEO

Thank you, Ralph. Now we will turn to page 11 and try and bring together for the investors and employees partners that are on the phone why this combination makes so much sense.

To begin with, if you look at the end of the day, it’s all about bandwidth. The amount of bandwidth has been increasing dramatically over the past few years and will continue to increase as video becomes a driving factor of bandwidth growth.

To start with, our broadband and cable TV businesses, the competition that is taking place in the marketplace between the MSOs and the telcos is driving expanded bandwidth upgrades to the network so that they can all provide video. This increased demand for bandwidth also applies to the enterprise market. If you think back 10 years, very few people had video on any of their computers, in the office or at home. Today you can call up all kinds of video files from around the world. All of that continues to drive the demand for bandwidth.

In the enterprise business, we are seeing increased bandwidth needs, data center consolidations, and in-building wireless. The in-building wireless is probably one of the most exciting areas for Ralph and I and the Andrew team. We have a very substantial channel to the enterprise businesses through our Avaya acquisition that has turned out to be so successful for our team. Andrew is clearly one of the leaders in wireless innovations in the enterprise in-building markets.

The ability to go to Fortune 500 or carriers or any of these thousands of customers around the world and say we can provide you both a wire connectivity solution and a wireless connectivity solution seamless, will be a great marketing opportunity for both companies.

We are also seeing IP everywhere and we are seeing the globalization of these IP networks as companies go global. As you build a call center in India, you do a manufacturing facility in India, you want it tied to your control systems, information systems in the United States, so you look for commonality in those products.

In that Carrier Network Solutions business, clearly we have a carrier position in the fiber-to-the-home, the cabinets, the connectivity, the coax that goes into a home, but we do not have a wireless solution that allowed high-speed connectivity to go into the home, office and building. Carrier group will become one of the largest groups in the combined companies. When you put the antennas, wireless and cable business together, it will also be a very substantial part of our combined companies.

When you stand back for a moment and study what we all have been able to accomplish by putting these great brands and great companies together, it is a very unique company that would be hard to duplicate in providing basically a blanket over the last mile of technologies.

If you will turn to page 12, this will also help you — why we believe that the trends are converging towards the new CommScope with the great Andrew brand and great Andrew employees and capability. Everything we do in CommScope today only enhances bandwidth. Our whole life is not the application, but providing bandwidth for the application. If you add to what has happened in global Internet users from 5 million in 1999 to 1.2-1.3 billion now projected for 2007, 2008; if you look at [global’s] wireless subscribers, look what has happened to the wireless business — it has gone from 1.7 billion subscribers and uses of minutes to 3.5 billion, and it’s still growing. The excitement today — it’s interesting — you’ve got the new Apple phone coming out — again, it’s all about bandwidth and connectivity.

So we continue to believe that the combination of these two great companies offer globalization, a greater demand for infrastructure solutions.

If you will — page 13 now, it’s a graphic of the final, most important defining moment for CommScope, my career, Brian’s, and Jearld’s, in the sense that we were so successful fortunately in having grown up in the wired and wireline, coax cable, cable TV and the enterprise market, are basically almost all hardwired connectivity — fiber and cable, and existing connectivity.

When you [split] the network core, you look at the wireless piece and what we’re doing there. So top explain some of these in further detail, I will turn it over to Brian and he will walk through the enterprise piece. Brian was clearly the founder of our enterprise businesses. I started out in coax, Brian started the enterprise business, and now we have the Andrew wireless base. Brian?

Brian Garrett - CommScope - President, COO

Frank, thank you. Page 13 is made good image for all of you to really understand the comprehensive nature, the combining of these two companies. It is comprehensive in terms of [DoxSys] fiber-to-the-home solutions and hybrid fiber cable solutions for the traditional MSO. It’s fiber-to-the-node solutions for the traditional wireline carriers in North America. Frank, you’ve mentioned our leading position in enterprise globally, both wired optically and on copper as well as 802.11 APs. But the really strategic part of this is what comes with the piece that has been missing, and that is the world-leading provider of mobile and in-building coverage that comes with Andrew Corporation.

Moving onto page 14. Here is a quick illustration for you based upon the fiscal year 2006 results showing the pro forma sales combinations of these two entities. In total, some $3.8 billion in revenue. And what is characterized as a well balanced corporation combining the Carrier and Network Solutions businesses of the two corporations, representing 29% of the revenue. Our traditional Enterprise business would constitute 21% of the combination. Our Broadband and Cable Television business, 15%, and the combined Wireless, Antenna and Cable businesses representing 35%.

This chart represents one set of thinking, I may comment, relating to markets and is not intended to reflect operational alignment or segments at this time. From a global perspective, it’s really about serving our global customers and the combined Corporation will be nearly half North America, half international with North America representing 50% — 57%, EMEA representing 24%, Latin America 7%, and Asia-Pacific 12%.

Let’s move onto page 15 and talk about synergies. My personal perspective — it’s difficult for me to envision a strategic pairing with CommScope that could provide equivalent levels of synergies. This is a full spectrum of opportunities, including technology, manufacturing, distribution, products, customers, and SG&A. The current outlook is some 90 to $100 million in synergy in the second full year after closing. Some 50 to $60 million of that total would be achieved in the first year after closing.

We’re thinking in terms of largely four buckets that will provide added detail as we move forward in the process in bringing these two companies together. Think in terms of the rationalization of some 35 combined locations globally. Clearly, there’s duplications and opportunity for synergy. We have opportunities to streamline overhead. The combined spend and procurement of these two corporations is in excess of $2 billion. Small improvements in the spend process will generate substantial income to the bottom line.

And then lastly, think in terms of the adoption of best practices. Andrew has become the global leader from doing many things correctly. We can create the same scenario for CommScope by combining the best practices and manufacturing and technology between the two corporations that will create another level of economic synergy.

The last comment I would like to make really relates to sales synergies. In the numbers we have provided above, they say nothing about the sales synergies. They are clearly the economic benefit that I have outlined. But there are at this point minimally three leading opportunities that will avail themselves from the combination of these two companies, one of them being in-building. Today, Andrew is the global leader in providing in-building coverage solutions, a technology and offering that is largely offered through the global wireless carriers. Within CommScope, we have the world’s largest channel to the enterprise market. And I think clearly, with the addition of that channel, we will be able to accelerate the top line of this business.

Globally, I think without a doubt Andrew has the leading channel into the wireless industry. Many of you who have followed CommScope are aware of the success that we have had in our integrated cabinet solutions business, to date largely into the wireline carriers in North America. Our strategic direction has always been to move that capability into wireless channels. With the Andrew acquisition, clearly no better channel, no better capability to take that offering into wireless.

And then lastly as it would relate to our traditional CommScope Broadband business, the capabilities of Andrew in terms of RF connectivity will accelerate our interest in terms of bringing connectivity offerings into our traditional MSO space.

With that, I will turn it over to Jearld Leonhardt, our CFO, and Jearld, if you will move forward.

Jearld Leonhardt - CommScope - EVP, CFO

Thanks, Brian. Slide 16 presents the compelling financial rationale for this transaction and I look forward to sharing some of that with you today and in future discussions as well.

As Brian talked about the synergies and with CommScope’s track record of successfully integrating acquisitions, the similarities of our operating models and our manufacturing discipline, I should say, and commitment to operational excellence, we expect to achieve significant annual cost savings. And as was said earlier, we expect the transaction to be accretive to our cash earnings per share in the first year after closing, excluding any special items.

The deal structure will help minimize the market variables for Andrew’s shareholders who receive a full and fair value for their shares. And at the same time, the efficient financing structure enhances the upside for CommScope shareholders. As for the financing itself, we plan to reduce leverage by growing our historically strong cash flow, improving the combined Company’s operational performance, and by identifying and selectively divesting non-core or underperforming assets.

And finally, we expect to grow our earnings per share through a combination of increased demand, operational improvements and debt reduction. Frank?

Frank Drendel - CommScope - Chairman, CEO

Thank you, Jearld. If you will turn to page 17, I think we can go through a little bit of the background on how CommScope has come to be after 30 years. We have operated on almost every financial environment existing in today’s business. We were an [LBO] with [Forstman Little], we have acquired businesses around the world. We acquired Alcatel’s European coaxial business. We acquired 19% of the Lucent fiber optic business. So we have had a great deal of experience in acquiring and integrating businesses to give us this bandwidth availability to our customer base.

In January of 2004, we acquired the Avaya Connectivity Solutions business. We have grown the sales by 50% over the last three years, compounded annual growth rate of 14%. We have improved the operational discipline. And we have increased operating income by 4X.

If you look of the founding team of CommScope and all of our major executives, we have in the top five or six guys, over 160 years of experience in telco. If you looked at the right of this, you can see how we have always worked more on an operating income growth than a sales growth. As you look to consolidate these industries, the margin is the key. You could have modest sales growth with substantial earnings growth by combining the technologies and the channels and putting more products through these selected channels.

Andrew has an incredible worldwide channel. CommScope has an incredible worldwide channel. Both of these channels can take products collectively from each other.

So if you will turn now to page 18, we will try and bring this to kind of a high-level close. And to the of the day, look at CommScope and Andrew combination as a global leader in the last miles of communications infrastructure. It positions our companies to be the industry leaders and capitalize on strong industry trends. It achieves synergies expected to be accretive to cash and EPS in the first years.

Clearly, as I look at the Andrew integrity, scale, and the most incredible part about Andrew is its worldwide presence, they now have opened just recently the world’s most advanced coaxial cable and manufacturing facility in Joliet. Having grown up in the Midwest and grown up in Paxton, Illinois, went to school at Northern I can assure the people in Illinois that we have high regard for the ethics and workmanship of people from that area and we look forward to meeting the people in Joliet, but clearly it’s a very important ingredient to the future of our Company.

In the end, I think this for Ralph and I provides fair and full value for all of our shareholders — the Andrew shareholders and the CommScope shareholders. It is fully financed and hopefully we will close it before the end 2007.

And I think Ralph, if you would like to add any closing comments — I appreciate all your support — Marty, the integrity with which we worked on this deal was outstanding.

Ralph Faison - Andrew Corp. - President, CEO

Frank, we look forward to working with the CommScope team over the next few months between now and closing to work on our integration activities and to make this a successful integrated global leader.

Frank Drendel - CommScope - Chairman, CEO

Phil, I guess we turn it back to you for the question-and-answer session.

Phil Armstrong - CommScope - IR

Operator, we will be glad to take questions now.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Marcus Kupferschmidt, Lehman Brothers.

Marcus Kupferschmidt - Lehman Brothers - Analyst

Marcus Kupferschmidt, Lehman Brothers.

Marcus Kupferschmidt - Lehman Brothers - Analyst

A couple of questions I wanted to ask. I guess the first one is, I just want to understand what we are buying and the numbers here for Andrew, I am not as familiar with Andrew. So when I look at the quarter leases for Andrew, you guys have broken out the EBIT by product area, and then you have talked about how you are excluding unallocated costs. And I am curious, can you just help us understand how that compares to the operating income that you talk about in your P&L every quarter? Like in the first quarter, you had $9 million. I’m trying to make sure I understand how that breaks up by the segments of your business.

Frank Drendel - CommScope - Chairman, CEO

I will pass that to Ralph and Marty.

Marty Kittrell - Andrew Corp. - EVP, CFO

I’m not exactly sure I am following your question there. We do — in our quarterly earnings releases, we do break out by reporting segment the revenues and the operating profit for those reporting segments — is that your question?

Marcus Kupferschmidt - Lehman Brothers - Analyst

Correct.

Marty Kittrell - Andrew Corp. - EVP, CFO

And so do you want to know what it was for the most recent quarter?

Marcus Kupferschmidt - Lehman Brothers - Analyst

Yes, if you could just help us understand that, that would be my first question.

Marty Kittrell - Andrew Corp. - EVP, CFO

That would be fine, I just wanted to make sure I understood the question. So if you look at the quarter ending March 31, we had five reporting segments. One was Antenna Cable products, one was Sat-Com, Base Station Sub Systems, Network Solutions and Wireless Innovations. The largest reporting segment was Antenna and Cable products, it had $319 million of revenues for the March quarter. Satellite Communications was $31 million. As Ralph indicated in his comments, that is the segment that we have identified and that we’re growing in a process to sell. Base Station Sub Systems was $81 million. Network Solutions was $25 million and Wireless Innovations was $47 million. That gives you a total of $503 million for the March quarter.

Marcus Kupferschmidt - Lehman Brothers - Analyst

And what’s the corresponding operating income there, please?

Frank Drendel - CommScope - Chairman, CEO

We are moving so the mike will be closer to him — we had some (inaudible) couldn’t be heard. So give me a chance to move it here on the table.

Marty Kittrell - Andrew Corp. - EVP, CFO

Yes, the operating profit for those five reporting segments was — Antenna and Cable Products had an operating income of $44 million for the March quarter, Satellite Communications had a loss of $4 million, Base Station Sub Systems had a loss of $12 million, Network Solutions had an operating profit of $4 million; and Wireless Innovations had an operating profit of $9 million. That gives you a subtotal of $41 million and then you subtract out unallocated sales and administrative cost of $27 million and intangible amortization of $5 million to get to operating profit in the March quarter of $9 million.

Now for those of you on the call who are less familiar with Andrew, our December and March quarters are seasonally our weaker quarters. Our stronger quarters are the June and September quarters, which we are currently well into the stronger half of our fiscal year — the stronger seasonal half of our fiscal year. We don’t give quarterly guidance. We do give annual guidance. And our annual revenue guidance for the year ending September is 2.2 to $2.3 billion.

Marcus Kupferschmidt - Lehman Brothers - Analyst

Great. And Marty, just to be clear, that total sum of $9 million — does that includes stock option comp or exclude?

Marty Kittrell - Andrew Corp. - EVP, CFO

It includes stock option expenses and other forms of equity compensation expense.

Marcus Kupferschmidt - Lehman Brothers - Analyst

And then a question for Brian and Frank. The cost synergies you’re looking for today for this merger two years out — 90 million to $100 million — is not surprisingly a little bit bigger than what you were talking about when we tried to buy Andrew nearly a year ago. Can you talk to us about —

Frank Drendel - CommScope - Chairman, CEO

That’s very fair, Marcus, but we have had a chance to do some very strong due diligence, great cooperation from the Andrew people and Ralph. And when you look at some of these channel opportunities, and just like Brian said, there’s a $2 billion material purchase to go through in these companies. I think those are attainable, Brian?

Brian Garrett - CommScope - President, COO

Well, you answered exactly right, Frank. Marcus, before it was trying to create synergy numbers from afar. We didn’t have the benefit of any insights in our prior work other than our general knowledge of the industry and what was publicly reported from Andrew. With the benefit of the insight and input from the Andrew team and our diligence activity, it gets us a much more refined number.

Frank Drendel - CommScope - Chairman, CEO

Marcus, I think if you study our track record, these are things we have identified. It doesn’t have anything to do with the potential of channel improvement, product improvements, combining their tremendous channel with our technology. So these are, as you know, some pretty hard numbers.

Operator

Alan Bezoza. Oppenheimer.

Alan Bezoza - Oppenheimer - Analyst

I just wanted to congratulate you on another phenomenal deal. I hope this one works out as well as it did for the other deals you have done in the past.

So a couple of questions. First, on when you look at the leverage you may be taking on, I come to the numbers around — a little over three times net debt to 2008 EBITDA. Certainly that’s not unmanageable, but if you look at that number, where do you think the right leverage is for a company like yours that spits off so much cash? And do you expect to — as you look under the hood of Andrew last year, you thought maybe there were some asset sales that you could potentially do. Is there anything there that you have identified at this point, and is that in any of the numbers right now?

Frank Drendel - CommScope - Chairman, CEO

Well clearly, Andrew has already identified one, and I will let Ralph speak to that. Plus, we will use our strong cash flow to bring this leverage down as fast as possible. We clearly understand this is more leverage than we are used to. We have been leverage higher than this and managed it in the (inaudible). So we understand the old LBO environment and high leverage. Clearly we have a lot of assets to study and look at throughout both companies, we can help bring down that leverage. When we find that study, and as always, we’ll share it with you.

Alan Bezoza - Oppenheimer - Analyst

I have two more quick ones. One is on the revenue synergies, one thing that you haven’t mentioned is Andrew’s wireless business and also the Sprint channel that, Frank, you have. Can you go into a little bit of detail and if Andrew does have any significant exposure to Sprint and what you can see there? And the last one is on Andrew’s business. Clearly you guys are smoking it right now on a stand-alone basis with raising your guidance today and things remain strong. You’ve talked about your guidance, Ralph, of 2007 for the full year. Are you also reiterating that at this point?

Ralph Faison - Andrew Corp. - President, CEO

As Marty pointed out, we don’t give quarterly guidance, and during our last quarterly call we updated our annual guidance and we maintained that guidance.

Frank Drendel - CommScope - Chairman, CEO

And Alan, as far as what I see from my fortunate positions in all of these telecommunications businesses we’re in, clearly the part that we are in now is red hot. But I do see a return of very strong activity as everyone settles down worldwide, whether it’s 3G, 4G, WiMAX, WiFi — all of those things are taking place in structural points now in engineering and design. But we will move into product displacement and going forward we’ll offer great opportunities for us.

I can’t imagine a situation where bandwidth doesn’t drive all of these businesses.

Ralph Faison - Andrew Corp. - President, CEO

And Frank, I think he had specifically asked about Sprint Nextel. We did identify Sprint Nextel as a 5% customer in the most recent quarter. So they are very important customer for us.

Alan Bezoza - Oppenheimer - Analyst

That’s great. Thanks, guys, and I really do think you did a great deal here.

Operator

Celeste Santangelo, Merrill Lynch.

Celeste Santangelo - Merrill Lynch - Analyst

So aside from the Satellite Communications business, Frank, you just addressed, how much of a sense can you give us for what — generally what businesses are core to the acquisition, which ones you may be evaluating over the first year and — in addition to Satellite, which ones are likely going to come up for sale?

Frank Drendel - CommScope - Chairman, CEO

Clearly, Andrew is core, and there’s no question that this company has a brilliant set of technologies, great products, great engineering, great employees and a great channel. Clearly, there are areas where we are very strong in technology, they are very strong in distribution and channel marketing. So it’s early on right now for us to pick out any one particular business or process.

But overall, when you look at the enhanced capabilities the Company has in procurement and everything in design, engineering and channel, a lot of these products look a lot stronger to us now that we have had due diligence and information from Ralph and his team for Brian to look at. But Brian, I would let you comment on what you see out there.

Brian Garrett - CommScope - President, COO

Well, I will pick up on where you were going. Ralph’s team has been working these issues invisibly to us. Obviously, we do not have the benefit of what was happening internal to the Corporation. There are businesses that are underperforming, which Andrew management has worked hard on and is continuing to. So it is a study period for us, Celeste, and I will say it just like the last time — we will study these situations and convince ourselves whether they are fixable, and if they are not readily fixable, we will find owners who can.

Celeste Santangelo - Merrill Lynch - Analyst

Thanks. And just looking at the four major buckets that you identified for cost synergies, can you kind of quantify those — where do you see the biggest portion of cost savings coming from?

Brian Garrett - CommScope - President, COO

Over the long term, without a doubt, it’s got to be in the materials space. It’s the biggest dollars and the biggest opportunity.

Frank Drendel - CommScope - Chairman, CEO

Celeste, we will probably be not the major but certainly one of the major procurements in all of these plastics. Obviously, you can’t move copper too much, but you can manage copper better if you have the kind of scale we have. You can’t change the price, but we can certainly manage it better.

If you take Andrew’s channel and their tremendous coverage around the world and convert just a small portion of their 50 Ohm business to aluminum, we will have the opportunity to offer the customers whatever they want from all the Andrew and all the CommScope plants worldwide. That’s a unique opportunity. It has nothing to do with anything but the fact that the channels there, the technologies are entirely different. So you have followed us for a long time — this is a great company. Andrew has been around a long time. We have competed with them, and they are strong, and I really, really do respect the channel. So I think materials, channel, growth — all of those will get us to those cost savings. And we haven’t even talked about the joint business opportunities in those other areas.

Operator

Mike Ounjian, Credit Suisse.

Mike Ounjian - Credit Suisse - Analyst

So Ralph, you mentioned you were maintaining full year revenue guidance. I know there have been some more recent public comments since the last quarter’s call indicating that the upper half, at least, of that guidance implied some near-term pickup at AT&T and some of your other Carrier customers. It wasn’t clear that was occurring as quickly as you had hoped. I guess with maintaining the full year guidance, should we read that as more recent improvement in the demand environmental, or is it just a planned update guidance on the upcoming conference call? I guess the broader question just being — has there been any sense of reactions on either side from either customer base to this transaction yet?

Ralph Faison - Andrew Corp. - President, CEO

Good question, Mike. On the guidance, let me just address it more in terms of the overall industry. As we talked about on our last call, particularly in North America, we have two major customers that have been rather slow for the entire first half of our year and for that of the industry. We expect those customers to begin their rebound to normative spending levels during the second half of 2007, and I think in the recent public comments and conferences that Marty had attended, he has talked about our guidance being still within that range. But certainly given the slower start of some of those customers towards the lower side of the guidance versus the higher side of the guidance, it’s all a function of when those customers come back, which we fully expect them to come back, and how fast they come back within our fourth quarter or the September quarter.

In terms of customer reaction, frankly, I have been quite busy this morning just getting this announced, so I haven’t personally talked to any customers. Of course, we’re reaching out to all our key customers, and we expect our customers to react very, very favorably, given the depth and breadth of product that we’ll now be able to enhance here and the improved distribution capabilities we’ll have as a larger scale total company. So we fully expect our customers to be quite pleased with this transaction.

Frank Drendel - CommScope - Chairman, CEO

And as you know, or possibly know, that there is only about a 2% overlap between the two businesses. So the channel and the customer support and customer service worldwide are very strong, and I think most of the customers will appreciate the scale and engineering and R&D and advanced technology ability. A lot of people are worried about fiber going up to the tower top. We’ve got fiber. We’ve got all the product benefits that could exist with this last-mile technology; exists within this Company.

Operator

[Glen Anderson], CIBC World Markets.

Glen Anderson - CIBC World Markets - Analyst

Just one question. In executing the deal, do you anticipate in terms of looking at the different business lines associated with the two companies, do you anticipate that certain divestitures are going to be necessary, either from a regulatory perspective or just from the perspective of lack of synergy across the business? Have any of those decisions been made? Thanks.

Frank Drendel - CommScope - Chairman, CEO

Thank you for the call. Ralph and I have looked at this. We don’t expect any regulatory issues whatsoever. So, again, there’s very little. On the other issue, I think you’ve got to look at the opportunity as we have studied this company from the beginning to do this transaction and if we look at it again, more opportunity than less to build into these businesses than we had expected. Andrew’s technology was much deeper than when we made our first offer, because we just couldn’t see all the advanced engineering that was taking place. So there’s a number of acquisitions that Ralph successfully completed. Ralph, I’d love for you to comment on that.

Ralph Faison - Andrew Corp. - President, CEO

I think this is far more focused on a growth story than a divestiture story, particularly when you add in the channel diversity that Andrew so desperately sought on the enterprise side. And you think about where wireless is going in hard-to-reach places, hard — particularly in new technologies are hard to propagate, getting that coverage inside hard-to-reach places with higher bandwidth demands with the channel that CommScope brings to us for the enterprise side, offers great promise for growth.

Operator

George Notter, Jefferies & Co.

George Notter - efferies & Co. - Analyst

I had a question about the manufacturing facilities and the integration of those. You said you have 35 facilities. I guess I was trying to figure out how easily can you integrate facilities? What are the different utilization rates on the two sides of the combined company? I think CommScope at one point mentioned an 85% utilization rate. How do those utilization rates lend themselves to consolidating facilities?

And then I guess obviously those manufacturing facilities all have different mixtures of products and product types running through them. How does that weigh into the integration of those facilities? Thanks.

Frank Drendel - CommScope - Chairman, CEO

An excellent question, and I will pass it off to Brian, because he has been studying this for me as we work on the other elements of the transaction. You have to remember that a lot of the technologies we use, use very common equipment. The way the product is built is where the patent’s covered. So Brian?

Brian Garrett - CommScope - President, COO

Yes, George, you have covered all the variables and it’s not a no-brainer, nor is it trivial. But it is clear to say that we have duplication worldwide on every continent. And I talk about technical synergies. There’s things that can be done to these businesses to substantially improve manufacturing productivity. Once you go through all of these things, you will find changes in utilizations, all of the (technical difficulty) that you mentioned flesh out, and you make decisions to consolidate. And it does not — there may be investment required, more than likely will require investment to consolidate physically. But the payback on these activities are historically very attractive.

George Notter - efferies & Co. - Analyst

Got it. Any kind of ballpark on utilization rates?

Brian Garrett - CommScope - President, COO

I think I would give you a confusing number. It really has a lot to do with products and mix and region — no real simple answer for you, George.

Frank Drendel - CommScope - Chairman, CEO

I think, George, if you are headed to — will there be a lot of capital expenditures required going forward? We don’t see that, so we should have available substantial free cash flow. And think about also sort of our combined track record. CommScope has had a great track record of going in there, defining these businesses and making them perform based on the same capacity they had [with] improving their margin.

George Notter - efferies & Co. - Analyst

Got it. And then just as one last follow-up, if I go back to last year when there were a couple companies obviously bidding for Andrew, one of them being CommScope, I guess one of the opportunities that folks saw in Andrew was integrating the five different business units, and historically many of those business units have been run pretty autonomously with their own corporate overhead and such. Is that still an opportunity from a synergy perspective, or has that not been done within Andrew? Thanks very much.

Ralph Faison - Andrew Corp. - President, CEO

Andrew is run very much on a centralized basis. The integration of those businesses has taken place. We will continue to look at those segments and report out on and continue to drive the most efficient performance by each segment.

Operator

[Bill Chen], Barrington Partners.

Bill Chen - Barrington Partners - Analyst

When you were looking at Andrew, did you look at any other potential acquisitions, and therefore, assuming that you were, why Andrew or why not some of the other potential acquisitions?

Frank Drendel - CommScope - Chairman, CEO

Clearly, we have looked at substantial acquisitions and have done so. But at the end of the day, the spot that we were the weakest in was fulfilling the seamless capability on a wireless basis. When you look at it, no one has the portfolio, reputation or history that Andrew had. So our view was that this was by far the best opportunity. It’s clear to everybody. We tried once — once Ralph and I struck — it was negotiations, but once he struck the full fair value, almost all-cash deal, we got a chance to look at where they’re going in their R&D and their technology. And clearly, with our manufacturing and their manufacturing and the combination of products that we can offer the customer base with such little overlap today, it really became obviously the most compelling and most significant thing I have ever done in my 30 years. And I can’t tell you what this means as a defining moment for all the founders of CommScope and hopefully for all the future employees of CommScope and Andrew coming together in this Company. You can’t imagine what it’s like to sit here after 30 years and look at how these channels developed and the opportunity to these companies which survived the turn-down and burn-down in telcom. There are — so many of these companies are gone — and the opportunity to create without doubt one of the strongest companies supplying a strong customer base. I am obviously very excited about it. Ralph, I think the same is true of Ralph. Did we lose the connection?

Operator

(inaudible), Stifel Nicolaus.

Unidentified Participant

I was hoping you could talk a little bit about the minimum amount of cash you feel comfortable maintaining on hand, and then maybe if you have a rough estimate of the borrowing cost of your new facilities.

Frank Drendel - CommScope - Chairman, CEO

I will pass that to Jearld.

Jearld Leonhardt - CommScope - EVP, CFO

I think we are very comfortable with the financial structure that is being proposed to finance this arrangement. The Company has been growing its cash position the last couple of years and helping us be in a position to move forward with acquisitions. As we stated in the past, cash flows have been increasing in the Company. I think together, the combined companies have significant operational cash flow enhancements ahead of it. So we are very — that’s going to be the principal sources of financing going forward. The structures that we have will — have in place will have pieces that provide working capital of — type funding or other type funding through revolving facilities, but that principally, we expect this to be a term loan financing and at market rates today.

Operator

Eric Buck, Brean, Murray.

Eric Buck - Brean, Murray - Analyst

I was kind of curious about the process a little bit here. I’m just wondering whether Andrew had talked to others as well in this, or is this just strictly a negotiated deal between the two, and then maybe a little bit about the structure in terms of breakup fees and the like.

Frank Drendel - CommScope - Chairman, CEO

I will let Ralph talk to (inaudible) — I don’t want anyone to talk to Ralph.

Ralph Faison - Andrew Corp. - President, CEO

Eric, in this industry, particularly as Frank pointed out earlier, over the last five years anyone in this industry with the amount of consolidation that takes place, the amount of acquisitions we’ve done, 15 or 20 over the last five years, you effectively talk to every one, look at every succeeded alternative, particularly when the pressure for continued scale of operations and efficiency is there. You speak with many, many different opportunities. We believe this one to be the very best from a strategic perspective as well as the full and fair valuable that we’ve expressed earlier.

Frank Drendel - CommScope - Chairman, CEO

And Eric, you have followed my Company for many years, in and out of telcom, and followed Andrew, but very few people could probably appreciate as well as you do that the scope of what happened in the burn-down of telcom, those few companies that survived that came out — very few people could ever view what happened in bandwidth expansion. You saw it coming, you bet on some those companies. Clearly, if you look at what we provide worldwide telcom, cable, wireless customers is a really strong single source for enhanced bandwidth. And I don’t think, as many years as you have followed me, you couldn’t replicate this company anything near what our balance sheets are. The patent portfolios are very strong. The combination of products, the ability to switch between copper and aluminum, where the materials are going — all of the things that we had hoped for come together as the defining moment for CommScope and our team in this partnership. It’s not an acquisition in my mind. It really is truly a partnership with Andrew. Andrew is a 70-year-old brilliantly built company. So I am really looking forward to this.

Eric Buck - Brean, Murray - Analyst

I think it’s a great deal. But —

Frank Drendel - CommScope - Chairman, CEO

(MULTIPLE SPEAKERS) I mean, I will turn that to Jearld to answer your last question.

Jearld Leonhardt - CommScope - EVP, CFO

Sure. I think we have talked about that, but that’s about 2.5% or so of the acquisition price, Eric.

Eric Buck - Brean, Murray - Analyst

And I believe that the liability to pay to ADC the additional $55 million expires September 1 as long as you have not closed the deal, or September 9, something along those lines. Is that you read as well?

Jearld Leonhardt - CommScope - EVP, CFO

I don’t think that is an issue on this, Eric. I think we’re just going to go forward and work it.

Phil Armstrong - CommScope - IR

Operator, I think we have time for two more questions.

Operator

Simon Leopold, Morgan Keegan.

Simon Leopold - Morgan Keegan - Analyst

I was hoping to fill in a couple of blanks to try to think about how we might model this. Specifically, the two companies have different tax rates. You’ve got some sense of what the combined company tax rate would look like. And also, if you could be more specific on the cost of debt, I understand there are a lot of creative ways you could finance it. But just for the sake of trying to build models, if you could say, okay, we are going to do straight debt — what specifically interest rate do you think you would be able to get on that? And just the last one is, both of you had talked about the opportunities in emerging markets. We know Andrew has the new facility in India. Just wondering if there’s additional investment necessary to go after that opportunity.

Frank Drendel - CommScope - Chairman, CEO

Let me take the last one first, and then I will give it to the financial people on your first question. Basically, if you think about Andrew’s worldwide manufacturing facilities, especially as it relates to the cable products, you could integrate in those facilities our cable products, which are different than Andrew’s, but do serve similar markets. You have enterprise cable, you have CATV cable, you have 50 Ohm aluminum cable, which we have leading technology, and then you have their entire copper portfolio, which is one of the broadest in the world. But it does not take a lot of brick and mortar, it does not take a lot of additional extrusion to do that. It takes the ability to do that because you have the patented products, but the machine are generally the same. So we do not forecast a substantial amount of capital required in fulfilling our sales plan going forward. But we do expect these technologies implemented into those plants would have substantial margin [from it]. I think if you think about putting lots of our products and lots of our joint plans, same is true of them. You take their great products and put them in some of our plants that are located in different locations to help increase the channel. But I will let Jearld and Marty work on the financing piece.

Brian Garrett - CommScope - President, COO

Sure. The markets are very attractive right now. Credit markets — we think that using some leverage at this time is very efficient to the structure of this transaction. What we have announced is 90%-plus at least, an all-cash transaction. So we think the markets are very conducive to that currently, and we are being — we have fully underwritten facilities in place with Bank of America and with Wachovia at market competitive rates. So we look forward to talking with the credit agencies, the rating agencies, rather, here shortly and we feel very comfortable that the structure that we have will be very competitive and market-based cost, which is attractive today.

Simon Leopold - Morgan Keegan - Analyst

And on the tax rate?

Brian Garrett - CommScope - President, COO

Yes, thank you for reminding me. Tax rates — yes, we have both had some volatility in tax rates in [year] time, but the corporate statutory rate is around — 35% or so is probably a good starting point for us to look forward on a combined basis.

Operator

Larry Harris, Oppenheimer.

Larry Harris - Oppenheimer - Analyst

Thank you, and if I could and my congratulations to this transaction. Just getting back for a second in terms of the product line overlap, the only area it appears to me is in terms of the Heliax cable versus the CellReach cable, and am I correct in understanding, Frank, that the area of overlap is only about 2% of total revenues?

Frank Drendel - CommScope - Chairman, CEO

That’s correct, and you nailed it. You have followed both companies for years. And even there, the market differentiation between those two is such that those products could fit easily in other plants. So yes, it’s [fully] about 2%. (MULTIPLE SPEAKERS) What really makes this work, Larry, is you’ve followed both of these companies. Each of us had a very strong channel filled with very good products from our own manufacturing, but the channels were very broad, so we could take their products into our channel and our products into their channel, so both of these companies could increase opportunity without hardly catching capital needs to grow plant and efficiencies because we are all operating in the 80-85% capacity. So we have the chance to improve margin, but not necessarily huge sales increases.

Larry Harris - Oppenheimer - Analyst

I understand. And I assume there are a lot of competitors still in terms of this product [company] (MULTIPLE SPEAKERS) —

Frank Drendel - CommScope - Chairman, CEO

Absolutely, worldwide, and there are more coming on in China. Fortunately for us, our customers know this brand, they know the strength of Andrew, they know the strength of CommScope, so hopefully this will keep us competitive.

Larry Harris - Oppenheimer - Analyst

I understand. Thank you.

Frank Drendel - CommScope - Chairman, CEO

In closing, I want to thank all of you. This is the largest investor call either one of us have ever had, and we are anxious to have you all stay as investors and help us grow this business. We look forward to all of the Andrew employees and shareholders. This is a great deal for both companies. I want to thank Ralph, Marty and the entire Andrew team for the integrity, workman-like-ship that we went through this, all the study. I do appreciate and we look forward to bringing you more and clear up (inaudible) as we go forward. Thank you very much.

Operator

Thank you. This does conclude today’s teleconference. You may disconnect your lines at this time, and have a wonderful day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2007, Thomson Financial. All Rights Reserved.